Report of Voting Results

Submitted Pursuant to

Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations

In accordance with Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, this report describes the matters voted upon and the outcome of the votes at the annual general meeting of shareholders of MindWalk Holdings Corp. (the "Corporation") held on October 9, 2025, via live webcast (the "Meeting"). Each of the matters is described in greater detail in the Corporation's management information circular dated September 12, 2025 (the "Circular").

(a)
The number of directors was set at four. The following are the voting results on this matter:

FOR	% FOR	AGAINST	% AGAINST
Number of Directors 10,999,231	81.01%	2,578,940	18.99%

(b)
In the Circular, management of the Corporation proposed four nominees for election as directors of the Corporation for the ensuing year or until their successors are duly elected or appointed. The Corporation’s majority voting policy stipulates that any director nominee who receives more votes withheld than in favor must tender their resignation to the board. In this instance, Kamil Isaev did not achieve the required majority and, in accordance with the policy, submitted his resignation following the meeting. The Board of Directors voted to accept Isaev’s resignation, consistent with the Company’s governance guidelines and in accordance with the meeting’s voting results. The voting results that formed the basis for this decision are summarized below:

	FOR	% FOR	WITHHELD	% WITHHELD
Jennifer Bath	14,466,159	82.19%	3,135,042	17.81%
Kamil Isaev	5,530,006	32.31%	11,581,891	67.68%
Jon Lieber	16,657,783	97.34%	454,114	2.65%
Dirk Witters	13,139,325	76.78%	3,972,571	23.21%

(c)
Davidson & Company LLP was appointed as the Corporation's auditors and the directors were authorized to fix the remuneration to be paid to the auditors. The following are the voting results on this matter:

	FOR	% FOR	WITHHELD	% WITHHELD
Appointment of Auditors	22,371,219	95.71%	1,001,605	4.29%

Dated this 9th day of October 2025.

IMMUNOPRECISE ANTIBODIES LTD.

By:	/s/ Jennifer Bath
Name:	Jennifer Bath
Title:	Chief Executive Officer